Exhibit 99.1

Virax Biolabs Appoints Richard Pallin as the Vice President of In Vitro Diagnostic Sales

LONDON, Nov. 15, 2022 /PRNewswire/ -- Virax Biolabs ("Virax" or the "Company") (Nasdaq: VRAX), an innovative biotechnology company focused on the prevention, detection, and diagnosis of viral diseases, announced today the appointment of Richard Pallin as Vice President of In Vitro Diagnostic Sales.

“We are thrilled to welcome Richard to our team,” said James Foster, Chairman of the Board and Chief Executive Officer of Virax Biolabs. “Richard brings almost 25 years of experience in successfully commercializing novel and disruptive technological products in the research, routine molecular diagnostic, and point-of-care testing markets globally. He is well suited to spearhead Virax’s commercial capabilities.”

As the Vice President of In Vitro Diagnostic Sales, Mr. Pallin will lead Virax’s commercial team and lead the execution of the Company’s go-to-market strategy. Prior to joining Virax, Mr. Pallin was the Vice President of Global Commercial Operations of Omixon, Inc., a global transplantation diagnostic company dedicated to transitioning the human leukocyte antigen community to Next Generation Sequencing (NGS) technologies. Prior to that, Mr. Pallin was the Director of Commercial Operations for Singulex, Inc., the developer and leading provider of single molecule counting technology for clinical diagnostics and scientific discovery. Mr. Pallin also previously held senior commercial roles at Genmark Diagnostics UK, Vela Diagnostics GmbH, Luminex B.V., Affymetrix, Inc. and Roche Diagnostics.

“Virax is building an exciting company developing and marketing innovative diagnostics in areas of significant need, I am excited to be in a position to accelerate the Company’s sales and marketing activities and build a world class commercial organization. This is a key moment in the company’s development and I look forward to doing my part to build on the full promise of the Company’s exciting portfolio” commented Mr. Richard Pallin.

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs is an Innovative Biotechnology company focused on the diagnosis of and the detection of immune responses to viral diseases.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the management and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus. For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Investor Relations Contact:

Russo Partners, LLC

Maxim Jacobs, CFA

(646) 942-5591

Email: Maxim.Jacobs@russopartnersllc.com

SOURCE Virax Biolabs